April 12, 2012

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

Attention:	Michael McTiernan, Assistant Director
Jerard Gibson, Attorney-Advisor

Re:                          Ares Commercial Real Estate Corporation (File No. 333-176841)

Dear Messrs. McTiernan and Gibson:

Ares Commercial Real Estate Corporation (the “Company”) has today filed Amendment No. 3 (“Amendment No. 3”) to its registration statement on Form S-11 filed on September 14, 2011 (as amended, the “Registration Statement”). Amendment No. 3 incorporates the Company’s responses to the comments of the Staff of the Division of Corporate Finance (the “Staff”) contained in your letter dated April 10, 2012 relating to the above-referenced filing.

Set forth below are the aforementioned comments of the Staff and immediately below each comment is the response with respect thereto and, where applicable, the location in Amendment No. 3 of the requested disclosure.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Expense Reimbursement, page 14

1.                                    We note your response to comment 4.  We have reconsidered our earlier position. In future filings, please include in your disclosure regarding related party transactions the total amount of expenses reimbursed and the specific amount attributed to each of the CFO and any other named executive officer.

The Company confirms that it will include in its disclosure regarding related party transactions the total amount of expenses reimbursed and the specific amount attributed to each of the CFO and any other named executive officer.

Unaudited Selected Pro Forma and Historical Financial Data, page 68

2.                                    Please tell us your basis for assuming the holders of shares of your Series A Preferred Stock elect to redeem their shares in connection with the completion of the offering.  Please refer to Article 11 of Regulation S-X; specifically address how the related adjustments are factually supportable.

United States Securities and Exchange Commission

April 12, 2012

The Company has received redemption notices from all the holders of its Series A Preferred Stock electing to have 100% of such shares redeemed in connection with the offering, and as a result has determined that such adjustments are factually supportable in accordance with Article 11 of Regulation S-X.  The Company has revised the disclosure first appearing on page 1 of Amendment No. 3 to reflect the receipt of such redemption notices.

3.                                    Please tell us, when known, the amount of estimated share-based expense that will be recorded as a result of the restricted shares to be issued to your independent director nominees.  Also, revise your disclosure accordingly. Refer to Article 11 of Regulation S-X.

Upon completion of the offering, each of our five independent directors will be granted 5,000 restricted shares of our common stock as awards granted pursuant to our 2012 Equity Incentive Plan. These initial awards of restricted shares will vest ratably on a quarterly basis over a three-year period beginning on the first day of the fiscal quarter after we complete this offering. The stock-based compensation expense for the initial grants will be recognized over the three-year vesting period as a general and administrative expense.

In addition, upon completion of this offering, each of our five independent directors will be granted a number of restricted shares of our common stock determined by dividing $37,500 (half of their annual director compensation) by the public offering price.  These annual awards of restricted shares will vest ratably on a quarterly basis over a one-year period beginning on the first day of the fiscal quarter after we complete this offering. The stock-based compensation expense for the annual grants will be recognized over the one-year vesting period as a general and administrative expense.

The Company has revised the disclosure on pages 75 and 76 of Amendment No. 3 to include the requested information.

4.                                    We note that the interest rates on your loan portfolio and credit facilities are variable.  Notwithstanding the above, please revise to disclose the interest rates and related assumptions used in your calculation of pro forma interest income and pro forma interest expense.  If actual interest rates in your loan portfolio and credit facilities can vary from those used in the pro forma presentation, disclose the effect on income of a 1/8 percent variance in interest rates.

The Company has revised the disclosure on pages 75 and 76 of Amendment No. 3 to include the requested information.

5.                                    You disclose on page 4 that, subject to satisfying customary closing conditions and paying a restructuring fee, availability under the Wells Fargo Facility will increase from $75 million to $200 million if the gross proceeds of the offering are at least $200 million.  Please quantify the amount of the restructuring fee and tell us what consideration you gave to discussing this potential fee in the pro forma footnotes.

United States Securities and Exchange Commission

April 12, 2012

The Company is currently in the process of amending the Wells Fargo Facility and the Citibank Facility to provide for ratable increases in each facility dependent upon the amount of gross proceeds the Company will receive from the offering. The amended facilities are expected to be finalized prior to the filing of the red herring.  The Company has revised the disclosure that first appears on page 4 to reflect the new facts.  In addition, the footnotes to the pro forma balance sheet on page 74 have been revised to clarify that fees associated with the restructuring are included as a deferred financing cost that offsets cash available at closing after the consummation of the offering, and that the amortization of such fees will be taken into account in the pro forma statement of operations on page 75.

Initial Portfolio, page 94

6.                                    Please continue to monitor the financial statement requirements for properties securing any loans related to significant concentrations in a single loan or in several loans on related properties to the same or affiliated borrowers.  See SAB Topic 1I for reference.

The Company will continue to monitor the financial statement requirements for properties securing any loans related to significant concentrations in a single loan or in several loans on related properties to the same or affiliated borrowers.  The Company has included in Amendment No. 3 on pages F-16 to F-19, the Statement of Revenues and Certain Expenses for the year ended December 31, 2011 for 230 Congress Street in order to ensure compliance with  Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended.

Item 33, page II-1

7.                                    Please revise to disclose the material facts that provided the basis for reliance on the exemption from registration in Section 4(2), including the number of investors, the number of non-accredited investors, and the number of persons with whom the company did not have a substantive pre-existing relationship with prior to the filing of this registration statement.

The Company has revised the disclosure on pages II-1 and II-2 of Amendment No. 3 to include the requested information.

Exhibit 5.1 – Opinion of Venable LLP

8.                                    The scope of counsel’s reliance on the officer’s certificate is not clear from your disclosure in the draft opinion. Please provide a revised opinion clarifying in the penultimate sentence in the fourth assumption on page 2 that counsel has relied only on factual representations contained in the officer’s certificate.

The requested clarification has been made by adding “(other than representations, warranties, statements and information constituting conclusions of law on matters on which we opine)” immediately prior to the words “are true and complete” at the end of the penultimate sentence in the fourth assumption on page 2 of the legal opinion.

United States Securities and Exchange Commission

April 12, 2012

We look forward to discussing with you any additional questions you may have regarding the Registration Statement.  Please do not hesitate to call me at (310) 284-4544.  As previously discussed, the Company is planning to begin its roadshow shortly.  As a result, we would greatly appreciate any additional comments as soon as possible.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:                             John B. Bartling, Jr., Ares Commercial Real Estate Corporation
Michael D. Weiner, Ares Commercial Real Estate Corporation

David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP